DELEK LOGISTICS PARTNERS, LP
7102 COMMERCE WAY
BRENTWOOD, TENNESSEE 37027

April 23, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-224294) of Delek Logistics Partners, LP, Delek Logistics Finance Corp. and the Additional Guarantor Registrants named therein (collectively, the “Registrants”) filed on April 13, 2018

Ladies and Gentlemen:

On behalf of the Registrants and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-224294) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on April 25, 2018, at 4:00 p.m. Eastern time, or as soon thereafter as practicable.
[Signature on following page]

Very truly yours,
DELEK LOGISTICS PARTNERS, LP

By: Delek Logistics GP, LLC,
its general partner

By: /s/     Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

cc:    Andrew J. Ericksen
Baker Botts L.L.P.